UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Bioverativ Inc.

(Name of Subject Company)

Bioverativ Inc.

(Names of Persons Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

09075E100

(CUSIP Number of Class of Securities)

John G. Cox

Chief Executive Officer
225 Second Avenue
Waltham, Massachusetts 02451
(781) 663-4400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:

Andrea DiFabio Executive Vice President, Chief Legal Officer Bioverativ Inc. 225 Second Avenue Waltham, Massachusetts 02451 (781) 663-4400	Scott A. Barshay Jeffrey D. Marell Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019-6064 (212) 373-3000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On January 21, 2018, Bioverativ Inc. (the “Company” or “we”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sanofi (“Parent” or “Sanofi”), a French société anonyme, and Blink Acquisition Corp. (“Merger Sub”), a Delaware corporation and an indirect wholly-owned subsidiary of Parent. On January 22, 2018, the Company and the Parent issued a joint press release announcing the proposed transaction and execution of the Merger Agreement.

Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Merger Sub will commence a tender offer (the “Offer”) no later than 15 business days after the date of the Merger Agreement, to acquire all of the outstanding shares of common stock of the Company, $0.001 par value per share (the “Shares”), at a purchase price of $105.00  per Share (the “Offer Price”) in cash, net of applicable withholding taxes and without interest. The obligation of Merger Sub to purchase Shares tendered in the Offer is subject to certain conditions set forth on the Merger Agreement.

As soon as practicable following the consummation of the Offer and subject to the satisfaction or waiver of certain tender offer and other conditions set forth in the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Parent (the “Surviving Corporation”). The Merger will be governed by Section 251(h) of the Delaware General Corporate Law, as amended (“DGCL”) and effected without a vote of the Company stockholders. As a result of the Merger, each Share (other than any Shares (i) owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent immediately prior to the Effective Time (as defined below) (other than Shares tendered and accepted for payment by Merger Sub in connection with the Offer), (ii) owned by the Company or held in the Company’s treasury immediately prior to the Effective Time, (iii) owned by any direct or indirect wholly-owned Subsidiary of the Company immediately prior to the Effective Time or (iv) issued and outstanding immediately prior to the Effective Time and held by a holder who is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares in accordance with Section 262 of the DGCL and, as of the Effective Time, has neither effectively withdrawn nor lost such holder’s right to appraisal and payment under the DGCL with respect to such Shares) will (x) be converted automatically into the right to receive the Offer Price in cash, net of applicable withholding taxes and without interest and (y) cease to be outstanding and will automatically be cancelled and cease to exist and each holder of a certificate representing any such Shares will have only the right to receive the Offer Price in accordance with the Merger Agreement.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer and Merger:

(i)	Joint press release, dated as of January 22, 2018, issued by Bioverativ Inc. and Sanofi relating to the proposed acquisition of Bioverativ Inc. (Exhibit 99.1)

(ii)

Email to Bioverativ’s employees dated January 22, 2018 from the President and Chief Executive Officer of Bioverativ Inc. (which includes letter to Bioverativ’s employees from Sanofi’s Chief Executive Officer dated January 22, 2018) (Exhibit 99.2)

Additional Information

The tender offer described in this document has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell securities by the Company. An offer to purchase shares of the Company’s common stock will only be made pursuant to an Offer to Purchase and related tender offer materials that Parent intends to file with the U.S. Securities and Exchange Commission (“SEC”). At the time the tender offer is commenced, Merger Sub and Parent will file a Tender Offer Statement on Schedule TO and thereafter the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including the Offer to Purchase, a related Letter of Transmittal and other tender offer documents) and the Solicitation/Recommendation statement on Schedule 14d-9 will contain important information. The Company’s stockholders are urged to read these documents (including the Offer to Purchase and related Letter of Transmittal and certain other documents), and the Solicitation/Recommendation Statement, as may be amended from time to time, carefully when they become available because they will contain important information that they should consider before making any decision regarding tendering their shares of the Company’s common stock. In addition to the Solicitation/Recommendation Statement, the Company files annual, quarterly and special reports, proxy statements and other information with the SEC. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC by the Company at www.bioverativ.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “believes,” “plans,”

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“anticipates,” “projects,” “estimates,” “expects,” “intends,” “strategy,” “future,” “opportunity,” “may,” “will,” “should,” “could,” “potential,” or similar expressions. By their nature, forward-looking statements involve risks and uncertainty because they relate to events and depend on circumstances that will occur in the future, and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transaction and similar transactions; the prospective performance and outlook of the Company’s business, performance and opportunities; the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction; as well as any assumptions underlying any of the foregoing. The following are some of the factors that could cause actual future results to differ materially from those expressed in any forward-looking statements: (i) uncertainties as to the timing of the tender offer and the merger; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the tender offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the tender offer or the merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances that would require the Company to pay a termination fee or other expenses; (vii) the effect of this announcement or pendency of the proposed transaction on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, its business generally or its stock price; (viii) risks related to diverting management’s attention from the Company’s ongoing business operations; (ix) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability; and (x) other factors as set forth from time to time in the Company’s filings with the SEC, including its Form 10-K for the fiscal year ended December 31, 2016 and any subsequent quarterly reports on Form 10-Qs, current reports on Form 8-K, as well as the Tender Offer Statement on Schedule TO and other tender offer documents filed by Merger Sub and Parent. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are based on information currently available to the Company, and the Company expressly disclaims any intent or obligation to update, supplement or revise publicly these forward-looking statements except as required by law.

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